0 Prospectus Supplement Dated May 12, 2006     Filed Pursuant to Rule 424 (b)(3)
to Prospectus Dated  January 30, 2006 of
Pioneer Financial Services, Inc.                Registration Number 333-103293
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 10-Q

[X]  QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
         ACT OF 1934

                      For the period ended: March 31, 2006

                                       OR

[ ]  TRANSITION  REPORT  PURSUANT  TO SECTION  13 OR 15(d) OF THE  SECURITIES
        EXCHANGE ACT OF 1934 For the transition period from to

                       Commission file number: 333-103293

                        Pioneer Financial Services, Inc.
             (Exact name of Registrant as specified in its charter)


                Missouri                                         44-0607504
      (State or other jurisdiction of                         (I.R.S. Employer
      incorporation or organization)                         Identification No.)

4700 Belleview Avenue, Suite 300, Kansas City, Missouri           64112
    (Address of principal executive office)                     (Zip Code)

       Registrant's telephone number, including area code: (816) 756-2020


--------------------------------------------------------------------------------

             (Former name, former address and former fiscal year, if
                           changed since last report)

     Indicate by check mark whether the Registrant has (1) filed all documents and reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X ] No [ ]

     Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer [ ] Accelerated filer [ ] Non-accelerated filer [X]

     Indicate by check mark whether the Registrant is a shell company (as defined in Exchange Act Rule 12b-2). Yes [ ] No [X]

     Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

          Class                                 Outstanding as of March 31, 2006
          -----                                 --------------------------------
Common Stock, $100 par value                              17,136 shares

                        PIONEER FINANCIAL SERVICES, INC.

                                    FORM 10-Q
                                 March 31, 2006

                                TABLE OF CONTENTS



                                             PART I
                                      FINANCIAL INFORMATION
Item No.                                                                                                 Page

1.    Consolidated Financial Statements...................................................................1
      Consolidated Balance Sheets at March 31, 2006 and September 30, 2005................................1
      Consolidated Statements of Income for the three months ended and six months ended
      March 31, 2006 and 2005.............................................................................2
      Consolidated Statements of Stockholder's Equity for the six months ended March 31,
      2006 and years ended September 30, 2005 and 2004....................................................3
      Consolidated Statements of Cash Flows for the six months ended March 31, 2006 and 2005..............4
      Condensed Notes to Consolidated Financial Statements................................................5
2.    Management's Discussion and Analysis of Financial Condition and Results of Operations...............6
3.    Quantitative and Qualitative Disclosures About Market Risk.........................................15
4.    Controls and Procedures............................................................................15


                                     PART II
                                OTHER INFORMATION

1.    Legal Proceedings..................................................................................15
1A.   Risk Factors.......................................................................................16
2.    Changes in Securities and Use of Proceeds..........................................................16
3.    Defaults upon Senior Securities....................................................................17
4.    Submission of Matters to a Vote of Security Holders................................................17
5.    Other Information..................................................................................17
6.    Exhibits ..........................................................................................17


8

                         PART I - FINANCIAL INFORMATION

ITEM 1.  Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                           CONSOLIDATED BALANCE SHEETS


                ASSETS

                                            March 31,              September 30,
                                               2006                    2005
                                        ------------------      -------------------
                                           (unaudited)

Cash and cash equivalents               $        3,997,911      $         1,734,925
Other investments                                2,653,995                2,196,096

Finance receivables:
   Direct receivables                          233,674,252              223,926,765
   Retail installment contracts                 22,781,447               23,262,974
                                        ------------------      -------------------


Finance receivables before allowance
     for credit losses                         256,455,699              247,189,739
   Allowance for credit losses                 (14,801,868)             (14,001,868)
                                        ------------------      -------------------
Net finance receivables                        241,653,831              233,187,871

Furniture and equipment, net                     1,453,800                1,504,082
Unamortized computer software                    1,773,819                1,987,541
Deferred income taxes                            4,727,616                4,279,232
Prepaid and other assets                         1,134,754                2,449,999
                                        ------------------      -------------------
Total assets                            $      257,395,726      $       247,339,746
                                        ==================      ===================

 LIABILITIES AND STOCKHOLDER'S EQUITY

Revolving credit line - banks           $       12,509,093      $        13,965,005
Revolving credit line - affiliate                  824,266                1,659,396
Accounts payable                                   692,967                1,394,315
Accrued expenses and other liabilities           9,273,847                9,150,199
Amortizing term notes                          170,363,965              163,973,031
Investment notes                                28,268,446               25,125,450
                                        ------------------      -------------------
Total liabilities                              221,932,584              215,267,396
                                        ------------------      -------------------

Stockholder's equity:
   Common stock, $100 par value; authorized
      authorized 20,000 shares; issued
      and outstanding 17,136 shares              1,713,600                1,713,600
   Retained earnings                            33,749,542               30,347,500
  Accumulated other comprehensive income                 -                   11,250
                                        ------------------      -------------------
Total stockholder's equity                      35,463,142               32,072,350
                                        ------------------      -------------------

Total liabilities and stockholder's
 equity                                 $      257,395,726      $       247,339,746
                                        ==================      ===================


            See Notes to Condensed Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

                                        CONSOLIDATED STATEMENTS OF INCOME
                                                   (Unaudited)

                                                    Three Months Ended              Six Months Ended
                                                        March 31,                       March 31,
                                             ----------------------------    ----------------------------
                                                 2006            2005             2006           2005
                                             ------------    ------------    ------------    ------------

Revenue
   Finance income                            $ 17,444,323    $ 14,923,843    $ 35,946,597    $ 30,318,204
   Insurance premiums and commissions             852,406       1,293,364       1,779,006       2,598,174
   Other income, fees and commissions             240,708         234,015         503,400         704,547
                                             ------------    ------------    ------------    ------------
Total revenue                                  18,537,437      16,451,222      38,229,003      33,620,925

Provision for credit losses                     4,234,374       2,529,932       8,757,346       5,834,113
Interest expense                                3,510,863       2,650,710       6,932,203       5,187,748
                                             ------------    ------------    ------------    ------------

Net revenue                                    10,792,200      11,270,580      22,539,454      22,599,064

Operating expenses:
   Employee costs                               5,014,572       5,588,820      10,261,743      10,990,616
   Facilities                                   1,404,224       1,367,000       2,831,984       2,712,093
   Marketing                                      593,207         429,116       1,516,589       1,015,822
   Professional fees and other                  1,012,604       1,295,062       2,133,406       2,348,096
                                             ------------    ------------    ------------    ------------

Total operating expenses                        8,024,607       8,679,998      16,743,722      17,066,627

Income before income taxes                      2,767,593       2,590,582       5,795,732       5,532,437
Provision for income taxes                        863,000         913,000       1,979,000       1,954,000

Net income                                   $  1,904,593    $  1,677,582    $  3,816,732    $  3,578,437
                                             ============    ============    ============    ============

Net income per share, basic and diluted      $     111.15    $      97.90    $     222.73    $     208.83
                                             ============    ============    ============    ============

            See Notes to Condensed Consolidated Financial Statements

                                        PIONEER FINANCIAL SERVICES, INC.

                              CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                                                                                         Accumulated
                                                                                            Other
                                                                        Retained        Comprehensive
                                          Total       Common Stock      Earnings            Income
                                      ------------    ------------    ------------      -------------

Balance, September 30, 2003           $ 20,756,080    $  1,713,600    $ 19,042,480      $           -


  Net income                                                             5,987,855
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes
  Total comprehensive income             5,987,855
  Dividend paid ($49.61 per share)        (850,117)                       (850,117)
                                      ------------    ------------    ------------      -------------

Balance, September 30, 2004             25,893,818       1,713,600      24,180,218                  -


  Net income                                                             7,167,973
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes                                                                                      11,250
  Total comprehensive income             7,179,223
  Dividend paid ($58.40 per share)      (1,000,691)                     (1,000,691)
                                      ------------    ------------    ------------      -------------

Balance, September 30, 2005             32,072,350       1,713,600      30,347,500             11,250

(unaudited)
-----------
  Net income                                                             3,816,732
  Accumulated other
   comprehensive income -
    unrealized gain on equity
    securities, net of income
    taxes                                                                                     (11,250)
  Total comprehensive income             3,805,482
  Dividend paid ($24.20 per share)        (414,690)                       (414,690)
                                      ------------    ------------    ------------      -------------

Balance, March 31, 2006               $ 35,463,142    $  1,713,600    $ 33,749,542      $           -
                                      ============    ============    ============      =============


                  See Notes to Condensed Consolidated Financial Statements

                                PIONEER FINANCIAL SERVICES, INC.

                              CONSOLIDATED STATEMENTS OF CASH FLOWS
                                           (Unaudited)

                                                               Six Months Ended March 31,
                                                           --------------------------------
                                                               2006                 2005
                                                           ------------        ------------
Cash Flows from Operating Activities:
   Net income                                              $  3,816,732        $  3,578,437
   Items not requiring (providing) cash:
      Provision for credit losses on
         finance receivables                                  8,757,346           5,834,113
      Depreciation and amortization                             697,830             528,363
      Compounded interest added to
         investment notes                                       535,182             615,935
      Deferred income taxes                                    (448,384)           (372,000)
      Loss on disposal/donation of equipment                     (1,098)
   Changes in:
      Accounts payable and accrued
         expenses                                              (524,260)           (199,006)
      Prepaids and other assets                               1,314,625              (5,661)
                                                           ------------        ------------

         Net cash provided by operating
           activities                                        14,147,973           9,980,181
                                                           ------------        ------------

Cash Flows from Investing Activities:
   Loans originated                                         (88,167,732)        (82,854,537)
   Loans purchased                                          (10,276,043)        (10,572,718)
   Loans repaid                                              81,220,469          72,409,894
   Capital expenditures                                        (434,716)           (599,273)
   Securities purchased                                      (1,114,930)
   Securities matured                                           648,389
                                                           ------------        ------------

         Net cash used in investing activities              (18,124,563)        (21,616,634)
                                                           ------------        ------------

Cash Flows from Financing Activities:
   Net borrowing (repayments) under lines
      of credit                                              (2,344,482)             55,334
   Proceeds from borrowings                                  42,440,079          38,369,943
   Repayment of borrowings                                  (33,441,331)        (27,269,020)
   Dividends paid                                              (414,690)           (402,696)
                                                           ------------        ------------


         Net cash provided by financing activities            6,239,576          10,753,561
                                                           ------------        ------------

Net Increase/(Decrease) in Cash                               2,262,986            (882,892)

Cash and cash equivalents, Beginning of Period                1,734,925           2,078,178
                                                           ------------        ------------

Cash and cash equivalents, End of Period                   $  3,997,911        $  1,195,286
                                                           ============        ============

Additional Cash Flow Information:
   Interest paid                                           $  7,156,140        $  5,076,527
   Income taxes paid                                       $  2,714,825        $  1,870,988

                  See Notes to Condensed Consolidated Financial Statements

                        PIONEER FINANCIAL SERVICES, INC.

              CONDENSED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        March 31, 2006 and March 31, 2005
                                   (Unaudited)

   NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Concentration
--------------------------------------

      Pioneer Financial Services, Inc., a Missouri corporation (the "Company"), is a specialized financial services company which originates and services consumer loans and provides other products and financial services exclusively to U.S. active duty or retired career military personnel or U.S. Department of Defense employees. The Company's revenues are primarily earned from the making of direct loans and the purchase of retail installment contracts. The Company also earns revenues from commissions from the sale of credit-related insurance placed with non-related insurance companies and from reinsurance premiums on credit accident and health insurance. Additionally, the Company sells non-loan related products and services, including roadside assistance programs and discount healthcare cards.

Principles of Consolidation
---------------------------

      The accompanying consolidated financial statements include the accounts of Pioneer Financial Services, Inc. (a wholly-owned subsidiary of Pioneer Financial Industries, Inc.) and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated from the accompanying consolidated financial statements. Certain information and note disclosures normally included in the Company's annual financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These condensed consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements filed with the Securities and Exchange Commission.

Use of Estimates
----------------

      The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Information with respect to March 31, 2006 and 2005, and the periods then ended, have not been audited by the Company's independent auditors, but in the opinion of management reflect all adjustments (which include only normal recurring adjustments) necessary for the fair presentation of the financial condition and operations of the Company. The results of operations for the six months ended March 31, 2006 and 2005 are not necessarily indicative of results to be expected for the entire fiscal year. The condensed consolidated balance sheet as of September 30, 2005 and statements of stockholder's equity for the years ended September 30, 2005 and 2004 have been derived from the Company's audited consolidated balance sheet and statements of stockholder's equity.

NOTE 2:  NET INCOME PER SHARE

      Net income per share is computed based upon the weighted-average common shares outstanding of 17,136 during each period. There are no potentially dilutive securities issued and outstanding.

ITEM 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Forward-Looking Statements

      The discussion set forth below, as well as other portions of this quarterly report, contains forward-looking statements within the meaning of federal securities law. Words such as "may," "will," "expect," "anticipate," "believe," "estimate," "continue," "predict," or other similar words, identify forward-looking statements. Forward-looking statements include statements regarding our management's intent, belief or current expectation about, among other things, trends affecting the markets in which we operate, our business, financial condition and growth strategies. Although we believe that the expectations reflected in these forward-looking statements are based on reasonable assumptions, forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those predicted in the forward-looking statements as a result of various factors, including, but not limited to, those risk factors set forth in our annual report on Form 10-K for the period ended September 30, 2005 and set forth herein under Item 1A--Risk Factors. Other factors not identified herein could also have such an effect. If any of these risk factors occur, they could have an adverse effect on our business, financial condition and results of operation. When considering forward-looking statements keep these risk factors in mind. These forward-looking statements are made as of the date of this filing. You should not place undue reliance on any forward-looking statement. We are not obligated to update forward-looking statements and will not update any forward-looking statements in this Quarterly Report to reflect future events or developments.

Overview

      We originate and service consumer loans and provide other financial products and services on a worldwide basis, exclusively to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We make direct loans to our customers through referrals from a network of retail sales offices and inquiries over the Internet. We also purchase retail installment sales contracts from retail merchants who sell consumer goods to active duty or retired career U.S. military personnel or U.S. Department of Defense employees. We refer to these consumer loans and retail installment contracts as "finance receivables".

      Our finance receivables are effectively unsecured with fixed interest rates and typically have a maturity of less than 48 months. During the first six months of fiscal year ended September 30, 2006 ("fiscal 2006"), the size of our average finance receivable at origination was approximately $3,452. A large portion of our customers are unable to obtain traditional financing from banks, credit unions or savings and loan associations due to factors such as their age, likelihood of relocation and lack of credit history.

      Further improvement of our profitability is dependent in large part upon the growth in our outstanding finance receivables, the maintenance of loan quality, acceptable levels of borrowing costs and operating expenses and the ongoing introduction of innovative new products and services to our customer base. Since September 30, 2000, finance receivables have increased at a 14.1% annual compounded rate from $127.7 million to $247.2 million at September 30, 2005. The aggregate finance receivable increase of 24.6% for fiscal year ended September 30, 2005 ("fiscal 2005") is attributable in part to the presence of third party marketing agreements entered into in October 2003 with companies that market and sell products over the Internet to military service members. These agreements have expanded our ability to help additional military customers who need financing to effectuate Internet purchases as well as other needs. We plan to continue to pursue innovative and efficient methods to distribute our loans, including looking for opportunities to expand the Internet portion of our business and adding new retail offices as we evaluate new military markets and possible products.

Sources of Income

      We earn revenues and resulting income from finance income derived from direct consumer lending and retail installment contracts, commissions earned on the sale of credit insurance products, credit reinsurance premiums, and commissions earned on the sale of ancillary products and services. For purposes of the following discussion, "revenues" means the sum of our finance income, insurance premiums and commissions and other income.

Finance Receivables

      Our finance receivables are comprised of direct loans and retail installment contracts. The following table sets forth certain information about the components of our finance receivables as of the ends of the periods presented:

                                                As of, and For the Three
                                                     Months Ended
                                                       March 31,
                                                ------------------------
                                                  2006            2005
                                                ---------       --------
                                           (dollars in thousands, except
                                             for average note balance)

Finance Receivables:
   Finance receivables balance                  $ 256,456       $ 214,550
   Average note balance                         $   2,554       $   2,440
   Total finance income                         $  35,947       $  30,318
   Total number of notes                          100,408          87,927

Direct Loans:
   Finance receivables balance                  $ 233,674       $ 191,207
   Percent of finance receivables                  91.12%          89.12%
   Average note balance                         $   2,654       $   2,495
   Number of notes                                 88,033          76,647

Retail Installment Contracts:
   Finance receivables balance                  $  22,782       $  23,343
   Percent of finance receivables                    8.88%          10.88%
   Average note balance                         $   1,841       $   2,069
   Number of notes                                 12,375          11,280

Net Interest Margin

      The principal component of our profitability is our net interest margin, which is the difference between the interest we earn on finance receivables and the interest we pay on borrowed funds. In some states, statutes regulate the interest rates that we may charge our customers while in other states competitive market conditions establish the interest rates we may charge. Differences also exist in the interest rates we earn on the various components of our finance receivable portfolio.

      Unlike our interest income, our interest expense is sensitive to general market interest rate fluctuations. These general market fluctuations directly impact our cost of funds. Our general inability to increase the interest rates earned on new and existing finance receivables restricts our ability to react to increases in our cost of funds. Accordingly, increases in market interest rates generally will narrow our interest rate spread and lower our profitability, while decreases in market interest rates generally will widen our interest rate spread and increase our profitability. An increase in market interest rates may result in a reduction in our profitability and impair our ability to pay interest and principal on the investment notes. The following table presents important data relating to our net interest margin as of the ends of the periods presented:

                                            As of, and For the Three            As of, and For the Six
                                                  Months Ended                      Months Ended
                                                   March 31,                          March 31,
                                            -------------------------         --------------------------
                                               2006           2005               2006           2005
                                            ---------      ----------         ----------       ---------
                                              (dollars in thousands)            (dollars in thousands)

Finance receivables balance                 $ 256,456      $  214,550         $  256,456       $ 214,550

Average finance receivables (1)             $ 260,559      $  214,270         $  260,478       $ 211,593

Average interest bearing liabilities (1)    $ 212,995      $  168,687         $  213,895       $ 168,820

Total finance income                        $  17,444      $   14,924         $   35,947       $  30,318

Total interest expense                      $   3,511      $    2,651         $    6,932       $   5,188

------------------------------------------------------
   (1) Averages are computed using month-end balances.


Results of Operations

     Three Months Ended March 31, 2006 Compared to Three Months Ended March 31, 2005

     Finance Receivables. Our aggregate finance receivables increased 19.5% to $256.5 million on March 31, 2006 from $214.6 million on March 31, 2005. Our aggregate finance receivables decreased 3.4% during the second quarter of fiscal 2006 to $256.5 million on March 31, 2006 from $265.4 million on December 31, 2005 compared to a 0.9% decrease during the second quarter of fiscal 2005 to $214.6 million on March 31, 2005 from $216.5 million on December 31, 2004. The second quarter is typically the lowest period for loan originations and generally results in a decline in our finance receivables attributable in part to the cyclical drop in demand for new loans and a higher number of payoffs due to customers who use tax refunds to pay off our loans.

      Finance Revenues. Finance revenues for the second quarter of fiscal 2006 increased to $17.4 million from $14.9 million for the second quarter of fiscal 2005, an increase of $2.5 million or 16.8%. This increase was primarily due to an increase in average finance receivables to $260.6 million in the second quarter of fiscal 2006 from $214.3 million in the second quarter fiscal 2005, an increase of 21.6%.

      Provision for Credit Losses. The provision for credit losses in the second quarter of fiscal 2006 increased to $4.2 million from $2.5 million in the second quarter of fiscal 2005, an increase of $1.7 million or 68.0%. This increase resulted from a combination of increases in both the allowance for loan losses due to the growth in our loan portfolio and an increase in our net charge-offs. Our loan portfolio increased by 19.5% or $41.9 million as mentioned above. In addition, our net charge-offs as a percentage of average finance receivables for the second quarter of fiscal 2006 increased to 6.5% from 4.7% for the second quarter of fiscal 2005. This increase is due to an increase in bankruptcy filings due in part to the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005, which became effective on October 17, 2005, rising gasoline prices, the effects of Hurricane Katrina as well as other general economic factors. However, we have experienced a reduction in our delinquent accounts 60 days and over past due by approximately $2.8 million for the second quarter which is one of the largest reductions ever generated by our collections teams in the history of the company. Allowance for credit losses at March 31, 2006 increased to $14.8 million compared to $14.0 million at September 30, 2005. See also "--Credit Loss Experience and Provision for Credit Losses."

      Interest Expense. Interest expense in the second quarter of fiscal 2006 increased to $3.5 million from $2.7 million in the second quarter of fiscal 2005, an increase of $.8 million or 29.6%. Our average interest bearing liabilities for the three months ended March 31, 2006 increased by $44.3 million or 26.3% compared to the three months ended March 31, 2005. The weighted average interest rate increased to 6.5% in the second quarter of fiscal 2006 from 6.1% in the second quarter of fiscal 2005.

     Operating Expense. Operating expenses in the second quarter of fiscal 2006 decreased to $8.0 million from $8.7 million in the second quarter of fiscal 2005, a decrease of $.7 million or 8.0%. This decrease is due primarily to a decrease in employment costs for technology and other professionals needed last year during the conversion to our new integrated lending system.

     Net Income. Income before taxes in the second quarter of fiscal 2006 was $2.8 million and net income was $1.9 million compared to income before taxes of $2.6 million and net income of $1.7 million during the second quarter of fiscal 2005.

     Six Months Ended March 31, 2006 Compared to Six Months Ended March 31, 2005

     Finance Receivables. Our aggregate finance receivables increased 3.8% during the first six months of fiscal 2006 to $256.5 million from $247.2 million on September 30, 2005, compared to a 8.2% increase during the first six months of fiscal 2005 to $214.6 million from $198.4 million on September 30, 2004. The fiscal 2006 increase was due primarily to increases in finance receivables from the Internet, which grew by more than $15.8 million or 11.8%. The Internet is a lower-cost method of loan origination and proceed distribution, and we plan to continue to increase this distribution channel in the future.

     Finance Revenues. Finance revenues for the first six months of fiscal 2006 increased to $35.9 million from $30.3 million for the first six months of fiscal 2005, an increase of $5.6 million or 18.5%. This increase was primarily due to the increase in average finance receivables to $260.5 million in fiscal 2006 from $211.6 million in fiscal 2005, an increase of 23.1%.

     Provision for Credit Losses. The provision for credit losses in the first six months of fiscal 2006 increased to $8.8 million from $5.8 million in the first six months of fiscal 2005, an increase of $3.0 million or 51.7%. This increase resulted from the increase in the allowance for loan losses due to growth in our loan portfolio and an increase in loan losses. While our net charge-offs of finance receivables in the first six months of fiscal 2006 increased to $8.0 million from $4.9 million in the first six months of fiscal 2005, as a percent of average finance receivables, net charge-offs increased to 6.1% during the six months ending March 31, 2006 from 4.6% during the same period last year.. Our allowance for credit losses at March 31, 2006 increased to $14.8 million from $12.2 million at March 31, 2005, an increase of $2.6 million, or 21.3%. These increases reflect the increase in our average finance receivables portfolio, an increase in bankruptcy filings due in part to the Bankruptcy Abuse Prevention and Consumer Protection Act of 2005, which became effective on October 17, 2005, rising gasoline prices, the effects of Hurricane Katrina as well as other general economic factors. See also "--Credit Loss Experience and Provision for Credit Losses."

     Interest Expense. Interest expense in the first six months of fiscal 2006 increased to $6.9 million from $5.2 million in the first six months of fiscal 2005, an increase of $1.7 million or 32.7%. This is the result of an increase of $45.1 million in our average interest bearing liabilities for the six months ended March 31,2006 or 26.7 % compared to the six months ended March 31, 2005. The weighted average interest rate increased to 6.5% in the first six months of fiscal 2006 from 6.1% in the first six months of fiscal 2005.

     Operating Expense. Operating expenses in the first six months of fiscal 2006 decreased to $16.7 million from $17.1 in the first six months of fiscal 2005 a decrease of $.4 million or 2.3%. This decrease was primarily due to a decrease in employment costs for technology and other professionals needed last year during the conversion to our new integrated lending system.

     Net Income. Income before taxes in the first six months of fiscal 2006 was $5.8 million and net income was $3.8 million compared to income before taxes of $5.5 million and net income of $3.6 million during the first six months of fiscal 2005.

Delinquency Experience

     Our customers are required to make monthly payments of interest and principal. We analyze our delinquencies on a recency delinquency basis. A loan is delinquent under the recency method when a full payment (95% or more of the contracted payment amount) has not been received for 60 days after the last full payment. We rarely grant extensions or deferments, or allow account revision, rewriting, renewal or rescheduling in order to bring otherwise delinquent accounts current.

      The following sets forth our delinquency experience for accounts for which payments are 60 days or more past due and allowance for credit losses for our finance receivables as of the ends of the periods presented:

                                             As of the Six Months Ended
                                                      March 31,
                                            ---------------------------
                                               2006             2005
                                            ----------        ---------
                                                (dollars in thousands)

Finance receivables balances                $  256,456        $ 214,550

Finance receivables balances 60 days
   or more past due                         $   13,244        $   6,462

Finance receivables balances 60 days
   or more past due as a percent of
   finance receivables                            5.16%            3.01%


Credit Loss Experience and Provision for Credit Losses

      General. Our provisions for credit losses are charged to income in amounts sufficient to maintain our allowance for credit losses at a level considered adequate to cover the probable losses inherent in our existing finance receivable portfolio. Historical credit loss experience, delinquency of finance receivables, the value of underlying collateral, current economic conditions, current military activities and management's judgment are factors used in assessing the overall adequacy of the allowance and corresponding provision for credit losses. Our allowance for credit losses is developed primarily for our direct finance receivable portfolio as our retail installment contracts are generally covered by dealer reserves. While management believes our allowance for credit losses is adequate, we may see an increase in future losses due in part to increased bankruptcy filings resulting from the enactment of the October 2005 Bankruptcy Abuse Prevention and Consumer Protection Act of 2005 and an increase in the number of customers leaving the military prior to repayment of their loans. Both of these issues may also result in an increase in delinquencies and charge offs. At this time we still expect this increase to remain within historical ranges.

      Direct Loans. Our charge-off policy is based on an account-by-account review of delinquent receivables on a recency basis. Finance receivables are charged-off when management deems them to be uncollectible through our normal collection procedures or they become 270 days past due. The 270-day limit is set forth in our senior lending agreement. Approximately 35% of our charge-offs occur before an account is 180 days delinquent. Our primary source of charge-offs is when a customer leaves the military prior to repaying the finance receivable. We generally structure our loans so that the entire amount is repaid prior to a customer's estimated separation from the military, and the number of our customers who depart the military early has remained relatively constant over time. We, however, cannot predict when or whether a customer may depart from the military early. Accordingly, it is difficult to implement policies and procedures to ensure that we are repaid in full prior to our customer leaving the military. Our second greatest source of loss results from customers declaring bankruptcy.

      The following table presents net charge-offs on direct loans and net charge-offs as a percentage of direct loans as of the ends of the periods presented:

                                             As of, and For the Three    As of, and For the Six
                                                   Months Ended               Months Ended
                                                     March 31,                  March 31,
                                             ------------------------    ---------------------
                                                2006           2005        2006        2005
                                             ---------      ---------    ---------   ---------
                                              (dollars in thousands)     (dollars in thousands)
Direct Loans:
   Loans charged-off                         $   4,585      $   2,965    $   8,584     $ 5,679
   Less recoveries                                 333            425          605         784
                                             ---------      ---------    ---------   ---------
   Net charge-offs                           $   4,252      $   2,540    $   7,979     $ 4,895
                                             ==========     =========    =========   =========

Average monthly balance of
   outstanding (1)                           $ 237,744      $ 191,414    $ 237,398   $ 189,235
Percentage of net charge-offs to average
   monthly balance outstanding (2)                7.15%          5.31%        6.72%       5.17%

-----------------------------------------
   (1) Averages are computed using month-end balances.
   (2) March 31, 2006 and 2005 are annualized for comparison purpose.


      Retail Installment Contracts. Under our retail merchant reserve arrangements, we withhold a percentage (usually between five and ten percent) of the principal amount of the retail installment contract purchased. The amounts withheld from a particular retail merchant are recorded in a specific reserve account. Any losses incurred on the retail installment contracts purchased from that retail merchant are charged against its specific reserve account. Upon the retail merchant's request, and no more often than annually, we pay the retail merchant the amount by which its specific reserve account exceeds 15% of the aggregate outstanding balance on all retail installment contracts purchased from them, less losses we have sustained, or reasonably could sustain, due to debtor defaults, collection expenses, delinquencies and breaches of our agreement with the retail merchant. Our allowance for credit losses is charged only to the extent that the loss on a retail installment contract exceeds the originating retail merchant's specific reserve account at the time of the loss.

      The following table presents net charge-offs on retail installment contracts and net charge-offs as a percentage of retail installment contracts as of the ends of the periods presented.

                                               As of, and For the Three   As of, and For the Six
                                                    Months Ended               Months Ended
                                                     March 31,                   March 31,
                                               ------------------------   ----------------------
                                                  2006          2005         2006        2005
                                               -----------   ----------   ----------   ---------
                                                (dollars in thousands)    (dollars in thousands)
Retail Installment Contracts:
   Contracts charged-off                       $         -   $        2   $        -   $       6
   Less recoveries                                      18           12           22          27
                                               -----------   ----------   ----------   ---------
   Net charge-offs (recoveries)                $       (18)  $      (10)  $      (22)  $     (21)
                                               ===========   ==========   ==========   =========

Average monthly balance of
   outstanding (1)                             $    22,814   $   22,826   $   23,080   $  22,358
Percentage of net charge-offs to average
   monthly balance outstanding (2)                   -0.32%       -0.18%       -0.19%      -0.19%

--------------------------------------------
    (1) Averages are computed using month-end balances.
    (2) March 31, 2006 and 2005 are annualized for comparison purpose.

          Allowance for Credit Losses. The following table presents our allowance for credit losses on finance receivables as of the ends of the periods presented:

                                          As of, and For the Three    As of, and For the Six
                                               Months Ended               Months Ended
                                                 March 31,                  March 31,
                                          ------------------------   ------------------------
                                              2006         2005         2006         2005
                                          -----------   ----------   -----------  -----------
                                           (dollars in thousands)         (dollars in thousands)

Average finance receivables (1)           $   260,559   $  214,270   $   260,478  $   211,593
Provision for credit losses               $     4,234   $    2,530   $     8,757  $     5,834
Net charge-offs                           $     4,234   $    2,530   $     7,957  $     4,874
Net charge-offs as a percentage of
   average finance receivables (2)               6.50%        4.72%         6.11%        4.61%
Allowance for credit losses               $    14,802   $   12,201   $    14,802  $    12,201
Allowance as a percentage of average
   finance receivables                           5.68%        5.69%         5.68%        5.77%

-------------------------------------------------
  (1) Averages are computed using month-end balances.
  (2) March 31, 2006 and 2005 are annualized for comparison purpose.

      The allowance for credit losses is maintained at an amount which management considers sufficient to cover estimated future losses. The Company has developed policies and procedures for assessing the adequacy of the allowance for credit losses which take into consideration the historical credit loss experience of the Company, delinquency trends, current economic conditions, current or future military deployments, and the composition of the finance receivable portfolio. The Company uses various ratio analyses in evaluating prior finance receivable losses and delinquency experience. These and other analyses are used to measure historical movement of finance receivables through various levels of repayment, delinquency, and loss. These results and management's judgment are used to estimate future losses and in establishing the current provision and allowance for credit losses. As described above, these estimates are influenced by factors outside the Company's control, such as economic conditions and current or future military deployments. There is uncertainty inherent in these estimates, making it reasonably possible that they could change in the near term. See our annual report on Form 10-K; Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operation--Critical Accounting Policies."

      The following table sets forth changes in the components of our allowance for credit losses on finance receivables as of the ends of the periods presented:

                                        As of, and For the Three          As of, and For the Six
                                             Months Ended                     Months Ended
                                               March 31,                        March 31,
                                      ---------------------------      ---------------------------
                                         2006             2005            2006             2005
                                      ------------     ----------      -----------     -----------
                                         (dollars in thousands)           (dollars in thousands)

Balance, beginning of period          $     14,802     $   12,201      $    14,002     $    11,241
                                      ------------     ----------      -----------     -----------
Charge-offs:
   Loans charged-off                        (4,585)        (2,967)          (8,584)         (5,685)
   Recoveries                                  351            437              627             811
                                      ------------     ----------      -----------     -----------
Net charge-offs                             (4,234)        (2,530)          (7,957)         (4,874)
Provision for credit losses                  4,234          2,530            8,757           5,834
                                      ------------     ----------      -----------     -----------
Balance, end of period                $     14,802     $   12,201      $    14,802     $    12,201
                                      ============     ==========      ===========     ===========

Loan Origination

      Our loan origination is an important factor in determining our future revenues. Loan originations increased for the first six months of fiscal 2006 to $140.6 million from $133.1 million for the first six months of fiscal year 2005, an increase of $7.5 million or 5.6%. See " Results of Operations - Six Months Ended March 31, 2006 Compared to the Six Months ended March 31, 2005 - Finance Receivables." The record volume in the first six months of fiscal 2006 was achieved through increased expansion of our Internet distribution channel, partly through marketing agreements, which we entered into since the first quarter of fiscal year 2004.

      The following table sets forth our overall loan originations and lending activities by direct loans and retail installment contracts as of the ends of the periods presented:

                                       As of, and For the Three         As of, and For the Six
                                             Months Ended                     Months Ended
                                               March 31,                        March 31,
                                        -------------------------       -----------------------
                                           2006            2005           2006           2005
                                        ----------       --------       ---------     ---------
                                        (dollars in thousands, except for average note amounts)
Total Loan Origination:
   Gross balance                        $   51,867       $ 52,306       $ 140,557     $ 133,120
   Number of finance receivable notes       15,039         15,387          40,720        39,793
   Average note amount                  $    3,449       $  3,399       $   3,452     $   3,345

Direct Loans:
   Gross balance                        $   46,878       $ 46,158       $ 130,281     $ 121,601
   Number of finance receivable notes       13,288         13,362          37,045        35,912
   Average note amount                  $    3,528       $  3,454       $   3,517     $   3,386

Retail Installment Contracts:
   Gross balance                        $    4,989       $  6,148       $  10,276     $  11,519
   Number of finance receivable notes        1,751          2,025           3,675         3,881
   Average note amount                  $    2,849       $  3,036       $   2,796     $   2,968

Liquidity and Capital Resources

      A relatively high ratio of borrowings to invested capital is customary in consumer finance activities due to the quality and term of the assets employed. Investing activities are our principal use of cash, which is to make new loans and purchase retail installment contracts. We use our borrowings to fund the difference, if any, between the cash used to make new loans and purchase retail installment contracts, and the cash generated from loan repayments. Cash used in investing activities in the first six months of fiscal 2006 was approximately $18.1 million, which was funded from $14.2 million of cash from operating activities and $6.2 million from financing activities. Cash used in investing activities in the first six months of fiscal 2005 was approximately $21.6 million, which were funded from $10.0 million of cash from operating activities and $10.8 million from financing activities.

      Financing activities primarily consist of borrowings and repayments relating to our bank debt, an unsecured revolving credit line from our parent and our investment notes. We anticipate that our cash inflow from operations, borrowings under our senior lending agreement, and the proceeds from the sale of investment notes will be adequate to meet our cash out flows to fund anticipated growth in our finance receivables, operating expenses, repayment of indebtedness, and planned capital expenditures.

      On or before March 31st of each year, each bank that is a party to the senior lending agreement is to deliver to us a written indication of whether or not it wishes to participate in future fundings and the amounts that it expects to be willing to fund during the next 12 months. As of March 31, 2006, all banks that are a party to our senior lending agreement have indicated in writing their willingness to participate in the fundings up to an aggregate of $250 million. Subsequent to the quarter ending March 31, 2006, an additional senior lending agreement was signed increasing our aggregate funding to $270 million. .

      Senior Indebtedness-Bank Debt. Our senior lending agreement is an uncommitted facility, which provides common terms and conditions pursuant to which individual banks that are a party to this agreement may choose to make loans to us in the future. Any bank may elect not to participate in any future fundings at any time without penalty. As of March 31, 2006, we could request up to $21.5 million in additional funds and remain in compliance with the terms of our senior lending agreement. No bank, however, has any contractual obligation to lend us these additional funds. As of March 31, 2006, we were in material compliance with all loan covenants.

      Senior Indebtedness-Parent Debt. We also have a revolving line of credit, payable on demand, from our parent, Pioneer Financial Industries, Inc. Interest on this facility accrues at the prime rate plus 2%. At March 31, 2006, there was $.8 million outstanding under this credit facility with an interest rate of 9.75%.

      Senior Indebtedness Table. As of March 31, 2006 and 2005, the total borrowings and availability under our senior lending agreement and our revolving line of credit from our parent company consisted of the following amounts for the ends of the periods presented:

                                             As of March 31,            As of September,
                                       -----------       -----------    ----------------
                                         2006              2005              2005
                                       -----------       -----------    ----------------
                                                    (dollars in thousands)
Revolving Credit Line (1):
   Total facility                      $    47,572       $    36,695    $        47,444
   Balance at end of period            $    13,333       $    15,609    $        15,624
   Maximum available credit (3)        $    34,239       $    21,086    $        31,820

Term Notes (2):
   Total facility                      $   207,000       $   167,000    $       207,000
   Balance at end of period            $   170,364       $   133,813    $       163,973
   Maximum available credit (3)        $    36,636       $    33,187    $        43,027

Total Revolving and Term Notes (1) (2):
   Total facility                      $   254,572       $   203,695    $       254,444
   Balance at end of period            $   183,697       $   149,422    $       179,597
   Maximum available credit (3)        $    70,875       $    54,273    $        74,847
   Credit facility available (4)       $    21,467       $    22,217    $        18,154
   Percent utilization of the total
     facility                                72.16%            73.36%             70.58%

------------------------------------
(1)    Includes revolving credit line from our parent.
(2)    Includes 48-month amortizing term notes.
(3) Maximum available credit assuming proceeds in excess of the amounts shown below under "Credit Facility Available" are used to increase qualifying finance receivables and all terms of the senior lending agreement are met, including maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80.0%.
(4) Credit facility available based on the existing asset borrowing base and maintaining a Senior Indebtedness to Net Receivable Ratio of not more than 80.0%.


      Outstanding Investment Notes. We also fund our liquidity needs through the sale of unsecured investment notes. These notes have varying fixed interest rates and are subordinate to all senior indebtedness. We can redeem these notes at any time upon 30 days written notice. In the history of the program, we have never called or defaulted on these notes and we do not anticipate doing so. As of March 31, 2006, we had issued approximately $28.3 million of these investment notes at a weighted average interest rate of 9.2%.

      The sale of these notes provides us with additional liquidity and capital resources. Issuing these notes increases our tangible net worth, as defined in the senior lending agreement, which allows us to borrow larger amounts under our senior lending agreement. To finance growth in our finance receivables portfolio, we intend to borrow additional funds under our senior lending agreement from time to time as we sell additional notes.

Trends

      As we continue to assess and align our products to the increasingly competitive market of military lending, we continue to look for ways to remain the responsible alternative. The growth of the payday or "balloon loans" and significant increases in credit card costs or "revolving loans", suggest we fine-tune our disciplined, installment loan program. As a result, we have limited our secured lending to loans that are secured by real property and/or titled vehicles. The majority of our loans will continue to be unsecured and we will no longer accept other personal property as security for our secured loans. We anticipate this will have a slight decrease in insurance commission revenue as a result of this new focus, but our focus on helping military families eliminate the high cost of balloon and revolving loans should improve our loan originations and more than off set the commission decrease.

ITEM 3.  Quantitative and Qualitative Disclosures About Market Risk

      Our profitability and financial performance are sensitive to changes in the U.S. Treasury yields and the spread between the effective rate of interest we receive on customer loans and the interest rates we pay on our borrowings. Our finance income is generally not sensitive to fluctuations in market interest rates. The primary exposure that we face is changes in interest rates on our borrowings. A substantial and sustained increase in market interest rates could adversely affect our growth and profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on our interest expense through the utilization of short-term variable rate debt and medium and long term fixed rate debt. We have not entered into any derivative instruments to manage our interest rate risk. For more information about this item see our annual report of Form 10-K; Item 7A, "Quantitative And Qualitative Disclosures About Market Risk-Interest Rate Risk Management."

ITEM 4.  Controls and Procedures

      The Company maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) that are designed to ensure that information required to be disclosed in the Company's reports under the Exchange Act is recorded, processed, summarized and reported as of the end of the period covered by this report (evaluation date), and that such information is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures. Any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. Our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of March 31, 2006. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that the design and operation of our disclosure controls and procedures are effective. There were no significant changes in our internal controls or in other factors that could significantly affect these controls subsequent to the date the evaluation was completed.

                           PART II - OTHER INFORMATION

ITEM 1.  Legal Proceedings

      The Company became aware, in the second quarter of fiscal year 2005, that the Florida Attorney General was planning to file a lawsuit against a subsidiary of the Company accusing it of violating Florida lending laws and requiring it to comply with such laws in connection with 216 loans that were made by a subsidiary of the Company during the period December 2001 to March 2003. The Company has relied upon the case of Pioneer Military Lending v. Manning, 2 F.3d 280 (8th Cir. 1993), the Eighth Circuit Court of Appeals held that the Commerce Clause of the U.S. Constitution prevents the lending laws of the state in which a non-resident military borrower is stationed from regulating such loan transactions. In the eleven years since the Manning decision, more than 25 states have accepted the rationale in that decision and allowed the Company to utilize the aforementioned business model without local state regulation. While not obligated to do so, the Company has been cooperating fully with an inquiry conducted during the past two years by the Florida Attorney General regarding the loans made from the Company's subsidiary in Georgia to non-resident U.S. military personnel stationed in Florida. In March 2005 the Company's subsidiary received another subpoena from the Attorney General's Office, that the Company interpreted as indicating that the Florida Attorney General was planning to file a lawsuit. The Company believes it cannot continue to meet the borrowing needs of U.S. military personnel if it is required to comply with the lending laws of each of the significant number of states that have military installations. On April 29, 2005, Pioneer Military Lending of Georgia, Inc., a Georgia corporation and wholly-owned subsidiary of the Company, filed a Complaint for Declaratory Judgment, Injunctive Relief and Damages against Charlie Crist, the Attorney General of Florida, in the United States District Court for the Northern District of Florida. The complaint seeks a determination that, among other things, the Company and its affiliates are not subject to Florida lending laws and licensing requirements.

      On March 29, 2006, the Motion for preliminary injunction requested by the Company was denied. In its Order denying that motion, the District Court distinguished the Manning case on the ground that Missouri law, unlike Florida law, required the Company to maintain a full-service office in Missouri. In finding that the Company failed to meet the high "substantial likelihood of success on the merits" standard for granting a preliminary injunction, the District Court stated that "applying the Florida Consumer Protection Act to Pioneer loans is not likely to violate the Commerce Clause." While the injunction was denied, the District Court also denied the Attorney General's Motion to Dismiss the Company's Complaint for Declaratory and Damages against Charles Christ, Attorney General of Florida, in large part. The District Court stated, among other things, that the Company's "allegation is sufficient to state a commerce clause violation." On March 31, 2006 the Company filed an appeal of the District Court's denial of the preliminary injunction with the United States Circuit Court of Appeals, Eleventh Circuit, as the Company believes its appeal has substantial merit. See our annual report on Form 10-K for the period ended September 30, 2005, "Item 1. Business -- Factors That May Affect Future Results of Operations".

     The Company is also currently involved in various litigation matters in the ordinary course of business. Other than as described above, the Company is not currently involved in any litigation or other proceeding that it expects, either individually or in the aggregate, will have a material adverse effect on our financial condition, results of operations and cash flows.

ITEM 1A.  Risk Factors

      In our annual report on Form 10-K for the period ended September 30, 2005, under "Item 1. Business--Factors That May Affect Future Results of Operations, Financial Condition or Business, " we have identified important risks and uncertainties that could affect our results of operations, financial position, cash flow or business and that could cause them to differ materially from our historical results of operations, financial position, cash flow or business, or those contemplated by forward-looking statements made herein or elsewhere, by, or on behalf of, us. In this quarterly report we have identified material changes in these important risks and uncertainties which include, but are not limited to, those factors described below. These factors should be read in conjunction with the factors identified in our annual report on Form 10-K for the period ended September 30, 2005 under "Item 1. Business--Factors That May Affect Future Results of Operations, Financial Condition or Business."

      If a customer leaves the military prior to repaying our loan, there is an increased risk that our loan will not be repaid.

       The terms of repayment on the loans we make are generally structured so the entire loan amount is repaid prior to the customer's estimated separation from the military. If, however, a customer unexpectedly leaves the military or other events occur which result in the loan not being repaid prior to our customer's departure from the military, there is an increased chance that our loan will not be repaid. Because we do not know whether or when a customer will leave the military early, we cannot institute policies or procedures to ensure that the entire loan is repaid before the customer leaves the military. As of March 31, 2006, we had approximately 6,122 customers who separated from the military prior to repaying our loan and who in the aggregate owed us approximately $11.8 million. Based on historical charge-off models, management believes this could result in approximately $6.2 million in charge-offs. If that amount increases or the number of our customers who separate from the military prior to their scheduled separation date materially increases, our charge-offs may increase. This may have a materially adverse effect on cashflow, results of operations and financial conditions.

ITEM 2.  Changes in Securities and Use of Proceeds

      On May 13, 2003, the Securities and Exchange Commission declared our registration statement on Form S-1, as amended (File No. 333-103293), effective. On January 13, 2004 the Securities and Exchange Commission declared our post effective amendment number 1 as filed on Form S-1 (File No. 333-103293), effective. On February 10, 2005, the Securities and Exchange Commission declared our post effective amendment number 2 as filed on From S-2 (File No. 333-103293), effective. On January 30, 2006 the Securities and Exchange Commission declared our post effective amendment number 3 as filed on Form S-2 (File No. 333-103293), effective. Pursuant to the registration statement, and the accompanying prospectus, we registered and are offering up to $25,000,000 in aggregate principal amount of our investment notes, with a maximum aggregate offering price of $25,000,000 on a continuous basis with an expected termination of January 31, 2007 unless terminated earlier at our discretion. We commenced the offering of these investment notes on May 20, 2003. We are currently offering the notes through our officers and employees directly without an underwriter or agent. From May 20, 2003 to March 31, 2006, we sold 606 notes in an approximate aggregate principal amount of $16,442,000. For the quarter ended March 31, 2006, we sold 72 notes in the approximate aggregate principal amount of $2,145,000. Costs incurred in connection with the preparation of the initial registration statement on Form S-1 were approximately $315,000. Our expenses incurred in connection with the issuance and distribution of the investment notes from the date our registration statement became effective, May 13, 2003, through March 31, 2006 were approximately $659,000. Expenses incurred in the second quarter of fiscal 2006 were approximately $47,000. Net proceeds from the offering through March 31, 2006, were approximately $15,783,000.

ITEM 3.  Defaults upon Senior Securities

      None.

ITEM 4.  Submission of Matters to a Vote of Security Holders

      None.

ITEM 5.  Other Information

      None.

ITEM 6.  Exhibits

(a)   Exhibits

3.1 Restated Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on February 8, 2003 (Commission No. 333-103293) (the "Initial Registration Statement")).
3.2 Certificate of Amendment to Articles of Incorporation of the Company (Incorporated by reference to Exhibit 3.2 of the Initial Registration Statement).
3.3 Amended and Restated By-Laws of the Company (Incorporated by reference to Exhibit 3.3 of the Initial Registration Statement).
4.1 Amended and Restated Indenture dated as of December 15, 2004 (Incorporated by reference to Exhibit 4.1 of the Post Effective Amendment No. 2 to the Registration Statement filed with the Securities and Exchange Commission dated December 17, 2004 (Commission No. 333-103293) ("Post Effective Amendment No.2").
4.2 Form of investment note certificate (Incorporated by reference to Exhibit 4.2 of the Post Effective Amendment No. 2).
4.3 Form of Investment Note prior to November 1, 2002 (Incorporated by reference to Exhibit 4.3 of the Initial Registration Statement).
4.7 Form of Agreement between the Company and various banks named in Amended and Restated Senior Lending Agreement (Incorporated by reference to Exhibit 4.7 of the Initial Registration Statement).
4.9 Amended and Restated Senior Lending Agreement dated October 1, 2003 among the Company and various banks named therein (Incorporated by reference to Exhibit 4.9 of the Post Effective Amendment No. 1 to the Registration Statement filed with the Securities and Exchange Commission dated December 12, 2003 (Commission No. 333-103293) ("Post Effective Amendment No.1").
4.10 Promissory Note dated October 1, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 4.10 of the Post Effective Amendment No. 2)
4.11 Form of Rate Supplement (Incorporated by reference to Exhibit 4.11 of the Post Effective Amendment No. 2).
4.12 Form of IRA Application (Incorporated by reference to Exhibit 4.12 of the Post Effective Amendment No. 2).
4.13 Form of Offer to Purchase (Incorporated by reference to Exhibit 4.13 of the Post Effective Amendment No. 2).
10.1      Form of Readi-Loan Licensing Agreement (Incorporated by reference to
          Exhibit 10 of the Initial Registration Statement).
10.2 Office Building Lease dated January 31, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.2 of the Initial Registration Statement).
10.3 Addendum to Office Building Lease between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.3 of the Initial Registration Statement).
10.4 First Amendment to Office Building Lease dated July 19, 2001, between the Company and Belletower Partners, L.L.C. (Incorporated by reference to Exhibit 10.4 of the Initial Registration Statement).

10.5 Employment Contract between the Company and Randall J. Opliger (Incorporated by reference to Exhibit 10.5 of the Initial Registration Statement).
10.6 Trademark Licensing Agreement dated October 10, 2000 between the Company and Pioneer Licensing Services, Inc. (Incorporated by reference to Exhibit 10.6 of the Initial Registration Statement).
10.7 Transfer of Shares dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to
          Exhibit 10.7 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
10.8 Capital Contribution Agreement dated as of September 30, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to Exhibit 10.8 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
10.9 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to
          Exhibit 10.9 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
10.10 Stock Purchase Agreement dated October 29, 2003 between the Company and Pioneer Financial Industries, Inc. (Incorporated by reference to
          Exhibit 10.10 of the Annual Report on Form 10-K for the fiscal year ended September 30, 2003).
12 Statement regarding computation of ratios (Incorporated by reference to Exhibit 12 of Post Effective Amendment No. 2).
21 Subsidiaries of the Company (Incorporated by reference to Exhibit 21 of the Post Effective Amendment No. 1).
25 Statement of eligibility of trustee (Incorporated by reference to Exhibit 25 of the Amendment No. 1).
31.1      Certification of Chief Executive Officer pursuant to Rule 15d-15e.
31.2      Certification of Chief Financial Officer pursuant to Rule 15d-15e.
32.1      18 U.S.C. Section 1350 Certification of Chief Executive Officer.
32.2      18 U.S.C. Section 1350 Certification of Chief Financial Officer.


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


                                   SIGNATURES


      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PIONEER FINANCIAL SERVICES, INC.


Name                             Title                         Date
----                             -----                         ----

/s/ William D. Sullivan       Chief Executive Officer           May 12, 2006
--------------------------    and Sole Director
William D. Sullivan           (Principal Executive Officer)


/s/ Randall J. Opliger        Chief Financial Officer,          May 12, 2006
--------------------------    Treasurer and Secretary
Randall J. Opliger            (Principal Financial Officer
                              and Principal Accounting Officer)





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